PROTECTION AND POTENTIAL

Zone | Client Guide



MEMBERS® Zone Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY

Not a deposit • Not guaranteed by any bank or credit union • May lose value
Not FDIC/NCUA insured • Not insured by any federal government agency

CUNA MUTUAL GROUP

Helping take the risk out of retirement.

The current retirement landscape.

For most of us, the retirement landscape looks a lot different than the one our grandparents expected. We're faced with new risks and new realities.

Market volatility

We're part of a growing global investment marketplace that seems wildly unpredictable.

Interest rates

Interest rates can impact so-called "safe" investments and may make it difficult to earn a reasonable return.

Longevity

Most of us are living longer, more active lives, but often without the pension plans of the past.

Rising costs

Inflation steadily reduces the purchasing power of a retirement nest egg.

Defining the challenges.

Understanding what lies between you and a comfortable, confident retirement is the first step to getting where you hope to go. Here's what you need to know to make wise choices as you approach the road ahead.

Market volatility.

Investing for retirement may mean exploring the growth opportunities of the stock market, while recognizing the very real possibility for dramatic loss. Today, geopolitical events can create optimism one moment and anxiety the next. Economic news seems to favor small companies, then large. The technology sector can see meteoric rises and steep declines. **Welcome to the new normal of market volatility.**

S&P 500 Index 1997–2020[1]



12/31/96
ASIAN FINANCIAL CRISIS
3/24/00
+106%
10/9/02
DOT COM COLLAPSE
-49%
10/7/07
+101%
3/9/09
GLOBAL ECONOMIC CRISIS
-57%
1/31/20
+377%
1997
2002
2009
2020
CYCLE
CYCLE
CYCLE

The stock market moves in cycles. With stock market investing, the only thing you can be certain about is uncertainty. While analysts can't predict exactly when or why markets are going to shift — and are sometimes as surprised by big moves as the rest of us — there are a variety of financial indicators that can signal a change in a market cycle.

[1] Yahoo Finance, https://finance.yahoo.com/quote, January 2020. Past performance is no guarantee of future results. You may not invest directly in an index.

Interest rates.

As an alternative to the volatility of stocks, many investors choose bonds and certificates of deposit (CDs) for portfolio stability. **But neither is without risk.** A risk associated with bonds involves the inverse relationship between bond prices and interest rates. Over time, if interest rates rise, bond values typically go down. And the longer the term of the bond, the greater the risk of decline. In today's historically low rate environment, CDs don't offer much opportunity for growth. When you consider the impact of rising costs and taxes, your real rate of return on a CD may even be negative.

Rising interest rates | **Falling interest rates**



Interest
Bond
Interest
Bond

CYCLE 1953–1981

Average annual return on bonds = 2.48%[1]

CYCLE 1998–2017

Average annual return on bonds = 6.7%[1]

Historical CD interest rates 1988–2020[2]



10%
8%
6%
4%
2%
1988
1993
1998
2003
2008
2013
2018
2019
2020
6-Month CD Yield

You need time on your side.

When it comes to retirement, time can be your ally or your enemy. Here are some reasons why the smart thinking says to prepare yourself and your money for the long haul.

[1] U.S. Department of the Treasury and Ibbotson/Morningstar Fundamentals for Investors, 2018.
[2] Bankrate.com, Historical CD interest rates: 1984-2020, January 2020.

Longevity.

Life expectancy has increased dramatically over time, adding nearly two years to average lifespans since the year 2000. Not only are we living longer, a bigger part of our lives is spent in retirement. Today, most people will retire without the pension their grandparents enjoyed. Planning for the future means not only protecting your investments from market risks, but also finding ways to ensure your savings will last.

A 60-year-old married couple[1] has a:



99%
87%
44%

Chance that one person will live to age 70

Chance that one person will live to age 80

Chance that one person will live to age 90



46%

Percentage of retirees citing health problems as the reason for retiring earlier than planned[3]

Health care requires more savings. Each day, Americans are faced with health challenges. Chronic disease is the leading cause of death and disability, and the primary driver of healthcare costs. Planning for retirement means saving for the unexpected healthcare costs you may face and Medicare may not cover.[2]



1 in 2

Adults in the U.S. has a chronic disease



7 in 10

Adults in the U.S. will require long-term care during their lives

[1] Life expectancy calculations are based on mortality data from the Society of Actuaries Retirement Participant 2000 Table.
[2] US National Library of Medicine, ncbi.nlm.nih.gov, An Empirical Study of Chronic Diseases in the United States: A Visual Analytics Approach to Public Health, March 1, 2018.
[3] Napa-net.org, Half of Retirees Retired Earlier Than Planned, But Not Necessarily by Choice, February 9, 2018.

Rising costs.

Inflation continuously impacts the price of the goods and services you buy, and over time it really adds up. You must ensure your savings will be enough to keep pace with rising costs over the years — 20, 30 or more — that you'll spend in retirement.

	First Class postage	One dozen eggs	Gallon of gas	1 year college tuition	New car	New house	1 year nursing home care
1987	$0.24[1]	$0.65[1]	$0.89[1]	$3,190[2]	$10,305[1]	$92,000[3]	$13,866[4]
2019	$0.55[5]	$1.58[5]	$2.38[5]	$10,230[5]	$36,718[6]	$236,500[7]	$82,182[7]

Turning challenge into opportunity.

You can get there from here. If today's retirement landscape has changed, so has the right way to navigate it. You don't have to sacrifice performance for protection, or vice versa. You can find your own, personal comfort zone — a path to retirement that's just for you.

[1] The People History, "1987," 2019.
[2] CNBC, "Here's how much more expensive it is for you to go to college than it was for your parents," 2017.
[3] U.S. Census Bureau, "Median and Average Sales Prices of New Homes Sold in United States," 2019.
[4] U.S. National Library of Medicine, National Institutes of Health, "Trends in Nursing Home Expenses, 1987 and 1996," 2013.
[5] The People History, "Our Price Basket," 2019.
[6] CNBC, "Car prices are increasing—here's how that can hurt Americans," October 22, 2019.
[7] SeniorLiving, "Nursing Home Costs," 2019.



A new way to plan for retirement.

Traditional investment diversification doesn't offer protection. Avoiding risk altogether offers no chance for growth. But there's a new way. **MEMBERS® Zone Annuity** provides an innovative approach to market-linked risk control, letting you decide exactly how much you're willing to lose in exchange for how much you hope to gain.

You can set your downside limit — called a floor — along with a corresponding cap on the upside. Once your floor is set, you can't lose more than that, no matter what happens in the markets.

Zone lets you enjoy growth opportunities, without the worry of catastrophic loss. **With Zone, you're in control.**


Zone Annuity
Traditional Diversification
No Protection
Upside Potential
Downside Protection
Avoiding Risk
Low Growth Potential
Confidence
Provided through guarantees[1]

[1] All guarantees are based on the claims-paying ability of the issuing company.

Set your personal comfort zone.

The Zone Annuity is an insurance contract that offers both index-linked returns and a limit on market losses.

With Zone, you set your own risk/reward zone — your upside potential and the level of protection you're comfortable with on the downside. These upside and downside limits are connected. Greater possible gains means greater possible losses. Nerves of steel? Widen your zone. Want to play it safe? Narrow it. **The decision is yours.**

Your account allocation

When you purchase Zone, you decide how much of your payment to allocate to the annuity's two risk control accounts. Each is linked to a market index for an initial index period, and each has its own range of possible investment performance.

- **The Secure Account** has a declared rate cap and a 0% floor. These dollars are safe from market downturns and receive modest growth potential.
- **The Growth Account** has a higher declared cap and a -10% floor. These dollars can experience limited losses if the market is down, but when it's up they have more room to grow.

By blending your allocation to the two accounts, you set your personal comfort zone to control market risk and participate in market reward. And you can reallocate between accounts each year, to adjust your zone as needs change.


Set your personal comfort zone
20%
80%
Secure Account
Growth Account


Risk Control
ZONE
Secure
Narrow
Wide
Upside Potential
0%
Downside Protection

Index-linked performance, with limits on loss.

Your annuity receives interest linked to the performance of the Standard & Poor's 500 Index (S&P 500).[1] The S&P 500 tracks changes in market value for 500 major U.S. companies, and it is generally considered representative of the overall stock market. Your earnings lock in based on the annual point-to-point change in the S&P 500, from one contract anniversary to the next.

- **If the S&P 500 goes up,** you're credited the percentage increase, up to each account's rate cap.
- **If the S&P 500 goes down,** value in the Growth Account is reduced by the percentage decrease, but only down to the rate floor of -10%. Value in the Secure Account—because it has a 0% floor—remains the same.

Hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. The example below assumes 100% allocation to the Growth Account.



Rate cap: 12%
Zone
0%
Rate floor: -10%
If the S&P 500 goes up 15%, and your rate cap is 12%, you will be credited 12%.
If the S&P 500 goes down 30%, and your rate floor is -10%, you will only lose 10%.

[1] You may not invest directly in an index. The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

Lock in the gain, lock out the loss.

These charts show how your choice of zone and the performance of the index determine interest credited to your contract for a given year. In these two scenarios, rate caps are 5% for the Secure Account and 13% for the Growth Account. A 50/50 allocation means a blended comfort zone with 9% upside potential and -5% downside protection.

In scenario A, the index is up 8% for the year. In scenario B, it's down 8%. Hypothetical values show how it all comes together to help you lock in gains when times are good, and lock out losses outside your comfort zone when times are bad.

A Market gain

S&P 500 Index returns 8%

Zone purchase payment of $100,000 grows to $106,500



50% / $50,000
Allocated to Secure Account
+
50% / $50,000
Allocated to Growth Account
=
Index Interest
Your Blended Zone Calculation
+8%
Cap 5%
Your Return 5%
0% Floor
Cap 13%
Your Return 8%
-10% Floor
Cap 9%
Your Return 6.5%
-5% Floor

B Market loss

S&P 500 Index returns -8%

Zone purchase payment of $100,000 is protected at $96,000



50% / $50,000
Allocated to Secure Account
+
50% / $50,000
Allocated to Growth Account
=
Index Interest
Your Blended Zone Calculation
Cap 5%
0% Floor
0% Your Return
-8%
Cap 13%
-10% Floor
-8% Your Return
Cap 9%
-5% Floor
-4% Your Return

You may not invest directly in an index. Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Rate caps are declared based on current market conditions and are subject to change. Rate caps vary by index period and can be adjusted annually on contract anniversary, subject to a minimum of 1% and a bailout provision. If the rate cap is set below an account's bailout rate, you may withdraw value from that account without surrender charge or market value adjustment during the 30 days following anniversary.

Zone in action.

Armed with the downside limit, Zone's compound annual growth rate (CAGR) could be higher than a traditional portfolio of stocks and bonds that have no protection. This chart shows how hypothetical portfolios with a comfort zone are able to quickly recover from a dramatic drop and enjoy the gains that follow. Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Rate caps are declared based on current market conditions and are subject to change. Assumes annual portfolio rebalancing and 0.30% annual investment fees on stock and bond portfolios. No one knows what the future holds, but a Zone Annuity has the potential to deliver higher returns through market cycles.

	Year	Stock Index	Bond Index	Stock/Bond Mix			Blended Comfort Zone		
				100/0	50/50	0/100	Cap 5.00% Floor 0.00%	Cap 9.00% Floor -5.00%	Cap 13.00% Floor -10.00%
				$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
	1	3.53%	6.97%	$103,230	$104,950	$106,670	$103,530	$103,530	$103,530
Drastic loss	2	-38.49%	5.24%	$63,187	$87,187	$111,939	$103,530	$98,354	$93,177
	3	23.45%	5.93%	$77,815	$99,733	$118,242	$108,707	$107,205	$105,290
	4	12.78%	6.54%	$87,256	$109,069	$125,620	$114,142	$116,736	$118,746
	5	0.0%	7.84%	$87,264	$113,017	$135,092	$114,412	$116,736	$118,746
	6	13.41%	4.22%	$98,704	$122,640	$140,387	$119,849	$127,242	$134,183
	7	29.60%	-2.02%	$127,624	$139,184	$137,130	$125,841	$138,694	$151,627
	8	11.39%	5.97%	$141,778	$150,848	$144,906	$132,133	$150,060	$168,897
	9	-0.73%	0.55%	$140,317	$150,260	$145,268	$132,133	$149,512	$167,664
	10	9.54%	2.65%	**$153,283**	$158,967	$148,682	$138,740	$160,382	**$183,659**
	CAGR			**4.36%**	**4.74%**	**4.05%**	**3.33%**	**4.84%**	**6.27%**

A comfort zone can provide greater protection and potential when compared to a portfolio fully exposed to market risk.

More value, all in one place.

The power of tax deferral[1]

Taxes can have a big impact on the growth of your retirement accounts. Earnings in annuities grow tax-deferred until it's time to tap into your savings.[1]


$182,019
Taxable account
$219,112
Tax-deferred annuity
Growth of $100,000 over 20 years² at 5%

[1] This is a brief description of tax topics and is not intended to provide tax advice. For tax or legal advice, contact a licensed professional. Any money in a tax-deferred annuity will be taxed upon withdrawal. Changes in tax rates and the tax treatment of investment earnings may impact comparative results. Investors should consider their personal investment horizon and income tax brackets (both current and anticipated) when making an investment decision, since these factors may further impact the results of the comparison.

[2] As a hypothetical comparison, this chart does not indicate or represent actual guaranteed future values and does not include any charges for early surrender, which would reduce account value. The taxable example shows income taxes paid annually. Taxes on annuity interest earned are due only when you choose to receive an income or make a withdrawal. Withdrawals from an annuity prior to age 59½ may be subject to a 10% IRS penalty. There are no additional tax benefits when an annuity is purchased as an IRA or other tax-qualified plan, since those plans already provide tax-deferred status. Annuities should be purchased as a qualified plan for the value of features other than tax deferral. Tax deferral period may be limited in California. See a prospectus for details.

[3] Availability and benefits vary by state.

[4] Withdrawals before age 59½ may be subject to a 10% federal tax penalty. Consult your financial advisor and tax professional regarding the impact of any withdrawals.

Reallocation and rebalancing

Each year you can reset your zone by reallocating between accounts. If you don't reallocate, accounts automatically rebalance on anniversary to maintain your zone.

Health hardships

You have total access to contract value in times of critical need, including confinement to a nursing home or hospital, or diagnosis of a terminal illness.[3]

Guaranteed income for life

After two years you have options to convert your contract value into a stream of retirement income.[3]

Legacy for loved ones

In the event of death before starting annuity income, your entire contract value passes to your named beneficiaries.

Future flexibility

At the end of your initial index period, value is automatically allocated to the Secure Account, and the Growth Account is no longer available. Based on your needs, you can make new choices at that time. See your fact sheet for the options available to you.

A long-term promise

Purchasing an annuity represents an important step — your commitment to retirement planning and our promise to protect your investment for the future. As a result, annuities are designed to be held until the end of the index period.

If needs arise, after one year you can annually withdraw up to 10% of last anniversary value without penalty.[4] Withdrawals in excess of 10% are assessed a surrender charge and market value adjustment during the initial index period. Refer to the fact sheet for your selected index period for these charges. After the index period, you have total access to your contract value.

There are no contract fees, administrative fees or upfront charges for Zone. When you invest, your purchase payment goes immediately to work — **with a company you can trust.**



Highly rated, highly respected.

Zone Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life), a subsidiary of CMFG Life Insurance Company (CMFG Life) and part of CUNA Mutual Group.

As of December 31, 2019, financial records of CMFG Life's parent, CUNA Mutual Holding Company, a Fortune 1000 company, indicated $24.6 billion in assets, $20.5 billion in liabilities and $4.1 billion in policyholder surplus.

We're proud of our financial strength ratings. They're a sign of our long-term ability to deliver on our commitments.*

A.M. Best Company
A (Excellent)
Third-highest rating of 16

Moody's Investors Service
A2
Sixth-highest rating of 21

Standard & Poor's Ratings Service
A
Sixth-highest rating of 21

A.M. Best Company, Moody's Investors Service and S&P Global are credit rating organizations serving the insurance and other financial services industries Ratings reflect the opinion of the relative financial strength and operating performance of the company. These ratings are subject to change. Investors should monitor ratings and financial strength of MEMBERS Life Insurance Company while they hold a contract.

*Ratings apply to CMFG Life and its subsidiaries, MEMBERS Life, and CUMIS Insurance Society, Inc.

Take control of your retirement journey.

To obtain a paper copy of the prospectus, please contact your advisor or call 888.888.3940.

Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. This brochure must also be accompanied by a fact sheet for the selected initial index period. To obtain a prospectus and fact sheet, contact your advisor, log on to cmannuities.com, or call 888.888.3940.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor.

All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 9% during the initial index period.

Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or MVA. You'll have 30 days after your risk control account anniversary to make this withdrawal.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

There are distinct differences between annuities and Certificates or CDs. Most CDs are considered a short-term investment. An annuity is considered a long-term investment. The investment in a CD is insured by the federal government, either through FDIC or NCUA. The investment in an annuity is guaranteed by an insurance company. Like CDs, fixed annuities have a penalty for early surrender, and withdrawals taken before the age of 59 ½ from an annuity may be subject to a 10% federal tax penalty.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA, 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life. **Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution.** All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers.
Base policy form 2012-SPDMGIA.

MZA-2199088

3-0320-0422